Exhibit B

Dear colleagues,

It is my great pleasure to share with you all a message from Mr. Bruce Cozadd, Chairman and CEO of Jazz Pharmaceuticals.
Best regards
Khalid
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Dear Gentium Employees:

You have no doubt heard the news about the agreement between Jazz Pharmaceuticals and Gentium S.p.A. I wanted to reach out and introduce you to our company.

Jazz Pharmaceuticals was founded in 2003 and, like Gentium, we are focused on helping patients with highly specialized and significant unmet medical needs. Like Gentium, our passion for patients brings us to work each day, and our culture celebrates innovation and collaboration, attributes that will be enormously valuable as we begin working together in 2014.

Over the past several years we have made growing by acquisition one of our key priorities. We have achieved a good deal of success in executing this strategy, welcoming two European-based companies (Azur Pharma and EUSA Pharma) into our company within the past two years and recording impressive financial growth. We have learned a great deal from these integrations and have since grown our European business into a strong enterprise, developing deep clinical and commercial expertise, relationships and a leadership team that we are confident can help fuel the growth of Defitelio™ (defibrotide). We are very selective about the acquisitions we opt to pursue, and we have specifically chosen Gentium because of our companies’ similarities and complementary strengths.

Today’s news is very exciting and significant for all of us at Jazz Pharmaceuticals, and we look forward to the expected closing of the transaction in the first quarter of 2014. This transaction would be our largest acquisition in terms of investment to date, and we expect Gentium would significantly grow our European business in particular.

But, just as important is what this announcement means to you.

I know you have many questions about the structure of our company, how Gentium would fit in and what integration would mean for your career.  It will take time for us to determine the details regarding organizational structure, but generally, we expect that Gentium would become part of our European business with no immediate changes to your facilities or locations.  We truly look forward to getting to know more about you all.  We expect that today’s announcement can create significant opportunities for those in our European business – including Gentium – and we think you will find our culture, development opportunities and record of success very attractive.

Today is the start of a journey we hope to take together to join our companies in 2014. All along the way, we intend to do everything we can to keep employees updated about our integration progress and opportunities available to employees as we begin working together. I know you have many questions, and we commit to answering them as soon as we can.

I co-founded Jazz Pharmaceuticals more than 10 years ago and am dedicated to helping patients and ensuring Jazz Pharmaceuticals is a great place to work.  We have achieved so much in the past decade, yet we will accomplish so much more in partnership with Gentium. I can’t think of a more exciting way to start the New Year.

On behalf of our company’s entire leadership team, we look forward to welcoming you to Jazz Pharmaceuticals.

All the best,

Bruce

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Additional Information and Where to Find It

The tender offer for the outstanding shares of Gentium S.p.A. (including those shares represented by American Depositary Shares) referenced in this communication has not yet commenced.  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Gentium, nor is it a substitute for the tender offer materials that Jazz Pharmaceuticals plc and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer.  At the time the tender offer is commenced, Jazz Pharmaceuticals and its acquisition subsidiary will file tender offer materials on Schedule TO, and Gentium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information.  Holders of shares of Gentium are urged to read these documents when they become available because they will contain important information that holders of Gentium securities should consider before making any decision regarding tendering their securities.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Gentium at no expense to them.  The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.  Additional copies may be obtained for free by (i) directing a written request to Jazz Pharmaceuticals plc, c/o Jazz Pharmaceuticals, Inc., 3180 Porter Drive, Palo Alto, California 94304, U.S.A., Attention: Investor Relations, (ii) calling +353 1 634 7892 (Ireland) or + 650 496 2800 (U.S.) or (iii) sending an email to investorinfo@jazzpharma.com.  Investors and security holders may also obtain free copies of the documents filed with the SEC on Jazz Pharmaceuticals' website at www.jazzpharmaceuticals.com under the heading "Investors" and then under the heading "SEC Filings."

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Jazz Pharmaceuticals and Gentium file annual, quarterly and special reports and other information with the SEC.  You may read and copy any reports or other information filed by Jazz Pharmaceuticals or Gentium at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  Jazz Pharmaceuticals’ and Gentium’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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